Exhibit 99.1

Lyon, France, November 13, 2007

Sanofi Pasteur: www.sanofipasteur.com

Media Relations: Tel + 33 4 37 37 50 38

Sanofi Pasteur and Acambis join forces to

bring West Nile vaccine to market

No human vaccine against West Nile virus today;

Disease endemic in the United States

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, announced today that it has signed an exclusive global collaboration agreement with Acambis plc, for the development and marketing of a West Nile vaccine to help fight against this serious, life-altering and potentially fatal disease. Scientists believe that a safe and effective vaccine may prove to be the most cost-effective strategy to prevent severe West Nile virus illness.1

There is currently no human vaccine for prevention and no specific treatment for West Nile disease, which emerged in the United States in the 90’s and is now considered endemic in this country. As of November 6th, 3,265 cases of West Nile illness and 92 deaths have been recorded in 42 States by the U.S. Centers for Disease Control and Prevention (CDC) in 2007. The CDC has identified those aged 50 and above, which represents more than 87 million people, as being most at risk of severe West Nile virus-related disease.

“A vaccine against West Nile disease may now be within reach. This candidate vaccine is the most promising in the industry and would help meet a growing public health need,” said Wayne Pisano, President and Chief Executive Officer of sanofi pasteur.

Under the terms of the agreement, Acambis will continue to perform development activities, up to and including the filing of a license application in the U.S. Acambis will receive an upfront payment of $10 million and would be eligible for pre and post-marketing milestone payments of up to $70 million.

“Since 1999 when it was detected into the US, the West Nile virus has spread across the entire continental United States, causing 27,240 cases and 1,054 deaths,” said Ian Garland, Chief Executive Officer of Acambis. “Vaccination is the ideal approach to tackling this disease and, through this unique collaboration we aim to bring this vaccine to market as rapidly as possible.”

The West Nile vaccine candidate is currently in a Phase 2 clinical trial in adults aged 41-64 years and 65 years and above. Preliminary data from a previous Phase 2 trial in healthy adults have shown that over 98% of subjects developed specific antibodies in the serum 28 days after a single vaccination. The safety profile of the vaccine has been shown to be satisfactory.

1 Cost-effectiveness of West Nile virus vaccination, Armineh Zohrabian,Edward B. Hayes, and Lyle R. Petersen, Emerging Infectious Diseases • www.cdc.gov/eid • Vol. 12, No. 3, March 2006

About West Nile virus infections

According to the CDC, West Nile virus (WNV) is a potentially serious illness. Experts believe WNV is established as a seasonal epidemic in North America that flares up in the summer and continues into the fall. About one in 150 people infected with WNV will develop severe illness. The severe symptoms can include high fever, headache, neck stiffness, stupor, disorientation, coma, tremors, convulsions, muscle weakness, vision loss, numbness and paralysis. These symptoms may last several weeks, and neurological effects may be permanent. Up to 20 percent of the people who become infected have symptoms such as fever, headache, and body aches, nausea, vomiting, and sometimes swollen lymph glands or a skin rash on the chest, stomach and back. Symptoms can last for as short as a few days, though even healthy people have become sick for several weeks. Approximately 80 percent of people (about 4 out of 5) who are infected with WNV will not show any symptoms at all.2

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than a billion doses of vaccine in 2006, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, sanofi pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The Company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2006. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Sanofi Pasteur	Sanofi Pasteur
Pascal Barollier	Len Lavenda
Media Relations	Media Relations US
Tel: + 33-(0)4-37-37-51-41	Tel: + 1-570-839-4446
pascal.barollier@sanofipasteur.com	len.lavenda@sanofipasteur.com

2 CDC Fact Sheet, West Nile Virus: What You Need To Know, Available at http://www.cdc.gov/ncidod/dvbid/westnile/wnv_factsheet.htm